Arabian American Development Company
P.O. Box 1636
Silsbee, Texas 77656
(409) 385-8300

December 2, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Laura Nicholson

Re:          Arabian American development Company
Form 10-K for the Fiscal year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 1-33926

Dear Ms. Nicholson:

Please allow this letter to confirm that Arabian American Development Company will undertake to completely respond to the comments contained in the United States Securities and Exchange Commission’s November 30, 2009 correspondence, on or before January 8, 2009.

Thank you for your consideration.

Sincerely,

/s/ Connie Cook

Connie Cook
Treasurer